CENTURY PROPERTIES FUND XV
c/o Fox Capital Management Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 18, 2007
Dear Limited Partner:
     As you may be aware by now, SCM Special Fund, LLC, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, MPF DeWaay Premier Fund 2, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 32,000, or approximately 35.56%, of the outstanding units of limited partnership interest (the “Units”) in Century Properties Fund XV, a California limited partnership (the “Partnership”). The managing general partner of the Partnership, Fox Capital Management Corporation, first became aware of the offer by the MacKenzie Group on May 8, 2007.
     The Partnership, through its managing general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer is $110.00 per Unit, less the amount of any distributions declared or made between May 8, 2007 and June 7, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be approximately $138.00 per Unit. However, the MacKenzie Group is only offering $110.00 per Unit.

•	Our records indicate that affiliates of the MacKenzie Group beneficially own 136 Units as of May 8, 2007. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object.

•	The MacKenzie Group’s offer states that Unitholders who tender their Units pursuant to the offer will have the right to withdraw Units tendered at any time until the MacKenzie Group’s offer has expired. The expiration date is currently June 7, 2007. In addition, if the MacKenzie Group has not accepted your Units for payment by July 7, 2007, you may withdraw Units tendered at any time after July 7, 2007 until they are accepted for payment.

•	AIMCO Properties, L.P. (collectively with its affiliates. “AIMCO Properties”), which collectively holds 65,425.34 Units, or approximately 72.71% of the total outstanding Units of 89,980, does not intend to tender any of its Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 32,000 Units. If more than 32,000 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept for purchase 32,000 Units from tendering Unitholders on a pro rata basis. The MacKenzie Group’s offer allows a Unitholder to sell ‘all or none’ of its Units, thereby allowing Unitholders the option to avoid proration if more than 32,000 Units are tendered. A Unitholder who elects to tender its Units but does not elect the ‘all or none’ option may be unable to fully dispose of its investment in the Partnership.

•	The Partnership’s investment properties currently consist of two residential apartment complexes. Lakeside Place Apartments is a 734-unit apartment complex located in Houston, Texas (“Lakeside Place”), and Preston Creek Apartments is a 228-unit apartment complex located in Dallas, Texas (“Preston Creek”). Both of these properties are being considered for sale by the Partnership, but neither Lakeside Place nor Preston Creek is currently listed or marketed for sale, and no assurances can be given regarding the timing or amount of a sale, if at all.

•	AIMCO Properties made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $99.00 per Unit (revised from the original offer price of $89.64). The offer was held open through June 27, 2005 with 2,839 Units being acquired.

•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 250 Units at a price of $85.06 per Unit in 2004, 431 Units at a price of $99.00 per Unit in 2005 and 124 Units at a price of $99.00 per Unit in 2006. In 2007 (through April 30), AIMCO Properties has purchased in private transactions 584 Units at prices ranging from $26.34 to $99.00 per Unit.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006, 2005 and 2004, as reported by the Direct Investments Spectrum. The Direct Investments Spectrum did not report any sales of Units during 2007 (through January 31).

	HIGH	LOW
Year Ended 2006:	$90.00	$90.00
Year Ended 2005:	$99.00	$50.00
Year Ended 2004:	$95.00	$50.00
•	Set forth below are the high and low sales prices of Units during the year ended December 31, 2004 as reported by the American Partnership Board. The American Partnership Board did not report any sales of Units during 2007 (through April 30), or the years ended December 31, 2006 and 2005.

	HIGH	LOW
Year Ended 2004:	$82.00	$82.00
     The managing general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.

     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Fox Capital Management Corporation
Managing General Partner

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